Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

July 25, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 24, 2019 The Nasdaq Stock Market (the "Exchange") received from Fellazo Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one Ordinary Share, one Right and one Warrant
> Ordinary Shares, par value $0.0001 per share
> Rights, exchangeable into one-tenth of one Ordinary Share
> Warrants, each exercisable for one-half of one Ordinary Share, each whole Ordinary Share exercisable for $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery